                                                                       EXHIBIT 8


         The following table sets forth information with respect to each transaction in the Shares by the Reporting Persons since April 15, 1996. All transactions were effected in the open market on a national securities exchange through a broker and reflects the trade date of each such transaction.


                         Transactions in Shares by the
                             Georges Marciano Trust

                           Number of Shares
           Date            Purchased/(Sold)                 Price Per Share*
          ------          -----------------                 ---------------
         05/03/96             (66,200)                           $2.500

         05/03/96             (64,800)                           $2.375





__________________________________

* Excludes brokerage commissions and fees of approximately $.01 per Share.

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